Exhibit 1.01

Vodafone Conflict Minerals Report 2024

This Conflict Minerals Report for the year ended 31 December 2024 is presented by Vodafone Group Plc (‘Vodafone’) in accordance with Rule 13p-1 (the ‘Rule’) under the US Securities Exchange Act of 1934 (the ‘Exchange Act’).

The Rule applies to companies required to file reports with the US Securities and Exchange Commission (‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘In-Scope Products’). As defined by the content requirements of SEC Form SD, ‘Conflict Minerals’ include columbite-tantalite (‘coltan’), cassiterite, wolframite and/or gold, or their derivatives, which are limited to tantalum, tin and tungsten (each a ‘3TG metal’).

Please refer to the requirements of SEC Form SD for definitions of many of the terms used in this report, including ‘Covered Countries’ (Democratic Republic of Congo (‘DRC’) or an adjoining country).

COMPANY OVERVIEW

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 340 million customers in 15 countries, partner with mobile networks in over 40 more and have one of the world’s largest IoT platforms. In Africa, our financial technology businesses serve almost 88 million customers across seven countries – managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

Everyone.connected

For more information, please visit Vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Vodafone’s American Depositary Shares are listed on the NASDAQ Global Select Market LLC (‘NASDAQ’). We are therefore subject to the NASDAQ listing rules and file reports with the SEC under Section 13(a) of the Exchange Act.

We use electronic equipment in our operations and we sell a range of products to our customers, including SIM cards, fixed broadband routers, TV set-top boxes and IoT devices. Vodafone Automotive also sells electronic products, such as anti-theft, parking assistance and telematics systems, to vehicle manufacturers.

Most of the products that we resell to customers, such as smartphones, routers and tablets, are produced by suppliers categorised as original equipment manufacturers (‘OEMs’). OEMs are major companies with internationally recognised brands that report sustainability actions in their own right.

We also offer our customers a range of devices that carry the Vodafone logo, which is when we contract with suppliers to manufacture these for us. These devices are designed and built on our behalf by suppliers known as original design manufacturers (‘ODMs’). We contract ODMs to design and manufacture these products according to our specifications and therefore have some degree of influence over the manufacturing of the product, such as specifying certain criteria for the materials, parts or components to be used. However, we do not own, operate or control the manufacturing plants where they are made. Vodafone Automotive also operates a small technology device manufacturing plant in Italy.

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‘In-Scope Products’ (defined on page 4) only account for a small proportion of our total expenditure (less than 1%). The agreements in place with our ‘In-Scope Suppliers’ (defined on page 4) give Vodafone the right to perform supplier quality audits and to ensure that we only select vendors that work with integrity, safety and quality. Our Annual Report and Modern Slavery Statement provide more information about our supply chain and how we manage relevant sustainability risks. These are available on our website.

APPLICABILITY

Our products contain numerous components that may contain one or more of the 3TG metals. For example, tin is often used as a soldering material for electronic components, gold and tantalum are typically used in components such as connectors or capacitors, and tungsten may be used in printed circuit boards.

We conduct an annual analysis of our suppliers’ procurement and manufacturing activities to determine which products the Rule applies to (‘In-Scope Products’) by:

•	Identifying the products that are likely to include 3TG metals. We do this by reviewing product categories through our supplier qualification process and, for Vodafone Automotive products, checking whether components are listed as including 3TG metals on the automotive industry’s International Material Data System.

•	Determining which of these products are likely to be ones that we contract to manufacture or, in the case of Vodafone Automotive products, manufacture.

For the year ended 31 December 2024, we identified six types of In-Scope Products:

•	Connected home devices (i.e. routers, modems and set-top boxes)

•	Datacards (i.e. mobile broadband dongles)

•	Internet of Things devices

•	Vehicle anti-theft systems, such as alarm sirens and intrusion sensors

•	Parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles

•	Telematic control units for vehicles, such as tracking systems based on Global System for Mobile Communications (‘GSM’) and Global Positioning System (‘GPS’) technologies.

We sourced these In-Scope Products, or their components, from 57 suppliers (‘In-Scope Suppliers’) in the year ended 31 December 2024.

REASONABLE COUNTRY OF ORIGIN INQUIRY

In accordance with the Rule, we carried out a Reasonable Country of Origin Inquiry (‘RCOI’) and due diligence process to determine the origin of the 3TG metals used in our In-Scope Products.

The smelters and refiners (‘Smelters’) that produce 3TG metals, and the mines from which the minerals are originally sourced, are many steps away from Vodafone in the supply chain. We therefore rely on our In-Scope Suppliers to provide information to support our due diligence efforts.

We include Conflict Minerals reporting requirements as part of our In-Scope Suppliers’ contractual obligations. These require In-Scope Suppliers to conduct due diligence to identify the origin of the 3TG metals in the components or products they sell to us and ensure that the 3TG metals are sourced responsibly. Our direct In-Scope Suppliers are expected to extend similar requirements to their own suppliers and cascade them down the supply chain until the origin of the 3TG metals contained in the products supplied to us (either directly or indirectly) can be identified.

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Identified In-Scope Suppliers are required to report on their progress annually by completing the Responsible Minerals Initiative (‘RMI’) Conflict Minerals Reporting Template (‘CMRT’). The RMI is an industry initiative in which we participate to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain.

We conduct our RCOI based on the Smelter information received from our In-Scope Suppliers in their CMRT submission. In cases where the information provided by our direct suppliers is incomplete, we engage with them to ensure that their final CMRT submission includes smelters known by the RMI. We then compare the received Smelter list with the RCOI database compiled by the RMI. The RCOI database contains aggregated data on the country of origin information for the mined material of conformant Smelters in the RMI’s Responsible Minerals Assurance Process (‘RMAP’) and gold refiners that have successfully completed a cross-recognised assessment through the London Bullion Market Association (LBMA) or Responsible Jewellery Council (RJC).

In some cases, information provided by our direct suppliers is incomplete and suppliers are unable to confirm the ‘Country of Origin’ information for 3TG metals.

RCOI conclusion

Based on data collected from our In-Scope Suppliers for the year ended 31 December 2024, we believe that some 3TG metals contained in our In-Scope Products originate from Covered Countries and we have conducted due diligence as described later in this report.

See the Annex for a list of the confirmed Smelters included in the Conflict Minerals reports submitted by our In-Scope Suppliers and the compiled Countries of Origin Information.

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Vodafone’s commitment to sustainable business in the DRC

We have been operating in the DRC, through our Vodacom subsidiary, since 2002. Vodacom Congo (RDC) S.A. (‘Vodacom DRC’), a subsidiary of Vodacom Group Limited (which is a member of the Vodafone Group), is the largest provider of telecommunications services in the DRC, with revenues of US$715 million in the financial year ended 31 March 2025 (FY2025).

Our purpose – to connect for a better future – is the driving force behind our commitment to digital and financial inclusion which is achieved through focused execution of our strategy. We constantly seek out opportunities to improve lives and to contribute to positive socio-economic development through connectivity and technology solutions and partnerships. These products and services are complemented by additional activities delivered through our charitable foundations.

Initiatives in the year ended 31 December 2024 include:

•      The Vodacom Foundation’s Alerte Rouge campaign to support displaced populations and children in Eastern DRC, which has provided survival kits to 1,027 households, distributed 5000 school supplies and built 10 emergency classrooms, benefiting around 1,200 children. In partnership with the Red Cross, Vodacom has set up free helplines, facilitated construction of shelters and supported a project for women in Bulengo camp to use sewing skills to foster economic independence and equip volunteers for emergency interventions.

•      The Vodacom Foundation’s new digital classroom at the University of Kinshasa, which will enable students and teachers to access online educational resources, take interactive courses and collaborate remotely to create a more flexible and connected learning environment.

•      The VodaEduc university scholarship programme has awarded 1,175 bursaries to students since inception in 2022.

•      Moloni, our agritech platform developed in partnership with local training organisation Kadea Academy, which provides farmers with weather reports, sustainable farming advice and a digital marketplace that connects players across the agricultural value chain. The platform is integrated with M-Pesa and can be accessed through USSD by those without 4G connectivity. It is being piloted by around 1,000 farmers in three regions and 10,000 farmers have been selected for a project by Belgian development agency ENABEL that will use Molini to enhance farmer productivity, boost income and promote use of sustainable farming practices.

•      Kadea Learn, an online learning platform offers career-focused courses in coding and digital industries, is available free to Vodacom subscribers with no data required. The partnership with Kadea trained 1500 young people since 2022.

•      A new ‘Future Skills’ programme, in partnership with Kadea and the Ministry of Vocational Training, which has provided free digital skills training to more than 2,000 people to reduce the digital divide and enhance employability.

•      The expansion of Je Suis Cap (I am Capable), which drives the empowerment and social reintegration of women living with disabilities from one to five regions. Since launch, the programme has provided training and support for 2164 women to run their own businesses as M-Pesa agents, helping them gain financial independence and contribute to economic growth in their communities.

•      Participation in the 2024 DRC Mining Week conference to showcase M-Pesa and other services Vodacom can offer as a sustainability partner and meet with mining companies to discuss potential collaborations to foster sustainable development, including through agriculture and financial inclusion initiatives.

We believe that success should not come at the cost of the environment, and we are committed to managing direct environmental impact through e-waste management, recycling and energy management while supporting government and local community initiatives.

For more on our commitment to sustainable business in the DRC, see the Vodacom Group 2025 Environmental, Social and Governance (ESG) report which will be released in June 2025 on https://www.vodacom.com/reporting-centre.php.

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Strengthening employee engagement for mineworkers in the DRC

In the city of Kolwezi in the DRC, more than 15,000 people are employed as frontline workers at two local mines operated by Glencore – Kamoto Copper Company and Mutanda Mining.

Vodacom Business partnered with the two mines and Standard Bank to create the Umoja App, launched in 2022. The app is a digital workplace tool that provides employees with real-time information, including health and safety updates, human resources information, payroll details, training and employee feedback channels.

To support use of the Umoja app, Vodacom provided 2,300 employees at the Mutanda mine with 20GB of data per month.

RESPONSIBLE MINERAL SOURCING

3TG metals come from many different Smelters in a complex and often opaque supply chain. Minerals are extracted from mines, Smelters procure minerals and process them into useable metals, and these metals are then used to make components to go into electronic products.

We conduct due diligence to support our commitment to source minerals responsibly and to comply with relevant disclosure regulations. Our aim is to ensure that none of the products or components we buy contain 3TG metals that have helped to fund conflict (as set out in our Responsible Minerals Statement) or contribute to other risks identified in the Organisation for Economic Cooperation and Development (‘OECD’) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (‘OECD Due Diligence Guidance’) Annex II.

Our process is designed to comply with the Rule and interpretive guidance and conform with the internationally recognised framework set out in the OECD Due Diligence Guidance .

DUE DILIGENCE

Our due diligence process follows the five-step framework set out in the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

We have an internal policy related to the sourcing of Conflict Minerals. Based on this policy, we developed and publicly communicated our Vodafone Responsible Minerals Statement, which is also referenced in our Group Human Rights Statement. Overall accountability for implementation of the policy lies with our Group Commercial Director.

The policy is overseen by our Group Devices Director, who leads the function responsible for sourcing mobile phones, tablets, set-top boxes and other such devices. Representatives from corporate functions provide legal expertise and subject matter expertise, and our procurement teams manage relationships with In-Scope Suppliers, all of whom support the implementation of due diligence activities.

We work together with specialist consultancy service providers to assist in tracking data, assessing risks and preparing our reporting. Our data management system is continuously updated and accessible in real-time.

Additionally, we have engaged with a third-party auditor to assess the processes and procedures of our Responsible Minerals Programme to the requirements of the Rule and conformance to the OECD Due Diligence Guidance. The audit results are used to validate the implementation of our process and identify potential opportunities for improvements in future.

We have established a process to identify In-Scope Suppliers (as outlined in the Applicability section on page 4) and we include Conflict Minerals clauses in their contracts. These clauses require In-Scope Suppliers to conduct due diligence to identify the smelters of 3TG metals in the components or products they sell to us in an effort to demonstrate that the 3TG metals are not from a source which directly or indirectly finances or benefits armed groups or contributes to other OECD risks (as set out in the OECD Guidance Annex II). The Conflict Minerals clauses have been amended to require In-Scope Suppliers to work towards having only Smelters in their supply chain which are classified as Conformant and/or Active according to the definitions and criteria specified by recognised third-party assessment programmes (RMI, LBMA or RJC).

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Our direct In-Scope Suppliers are expected to extend a similar identification process (as described on page 4) to their own suppliers and cascade them down the supply chain until the smelter of the 3TG metals contained in the In-Scope Products can be identified.

The identified In-Scope Suppliers must report on their progress through the RMI CMRT, which they are required to complete on an annual basis. The CMRT is designed to identify the Smelters from which any 3TG metals in each In-Scope Product are sourced.

We engage with In-Scope Suppliers to raise awareness of our processes and requirements and help them understand how to meet the requirements of the contract clause on Conflict Minerals and how to improve accuracy in CMRT data collection. If required, we provide support and training. We also share advice on how to complete the CMRT and apply lessons learned from the previous year’s disclosure process.

In addition, we provide a dedicated point of contact at Vodafone to respond to suppliers’ questions on Conflict Minerals Reporting. Our established Speak Up process, outlined in our Code of Conduct, provides a companywide grievance mechanism for reporting any concerns related to allegations of illegal or unethical practices or breaches of Vodafone’s Code of Conduct and policies, including those related to Conflict Minerals. It can be used by employees, contractors, suppliers’ employees or contractors, business partners or any other individual or organisation to report concerns, anonymously if they prefer. Information on supplier ethics and Speak Up is available on our website.

Step 2: Identify and assess risks in the supply chain

To identify and assess Conflict Minerals risks in our supply chain, we required all suppliers of In-Scope Products (identified through the applicability assessment outlined on page 4) to complete the CMRT.

We compared the Smelters identified in the In-Scope Supplier responses with the RMI List of All Eligible 3TG Smelters, the RMI Smelter Revision History List, The RMI List of Conformant Smelters and the RMI List of Active Smelters. These lists are maintained online by the RMI and are frequently updated to reflect changes in the reported status of Smelters.

See Annex for:

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A list of RMI-eligible Smelters which were included in the reports submitted by our In-Scope Suppliers and identified as ‘RMI Conformant’ by the RMI. RMI Conformant Smelters have successfully completed a RMAP audit and maintain good standing in the programme through a continual validation process. They have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities.

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A list of RMI-eligible Smelters which were included in the reports submitted by our In-Scope Suppliers and identified as ‘RMI Active’, meaning they are progressing to become RMI Conformant but have not yet completed the mandatory RMAP audit conducted by an independent audit firm. RMI Active Smelters have signed an Agreement for the Exchange of Confidential Information and Auditee Agreement contracts. If they are deemed by the RMI not to be progressing toward a RMAP audit, gap closure or re-audit for a period of more than 90 days, they will be removed from the Active list.

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A list of In-Scope Supplier-reported Smelters that Vodafone categorises as ‘RMI Nonconformant’. These Smelters have been validated by the RMI as eligible but either do not participate in the RMI RMAP process or have been suspended by the London Bullion Market Association (LBMA) from its Good Delivery List and consequently removed from the RMI’s Conformant and Active Lists.

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In addition to assessing the reported Smelters based on the RMI’s classification, we have also cross-referenced information in various databases to identify any global sanctions imposed on these Smelters.

Based on our analysis of the 57 In-Scope Suppliers, we identified some CMRT issues, such as incomplete reporting of sub-suppliers, inconsistencies in the Declaration section of the CMRT, incomplete reporting at company level and identification of RMI Non-conformant Smelters in the supply chain. We followed up with relevant In-Scope Suppliers to further assess, address and resolve these issues through direct supplier engagement.

Step 3: Design and implement a strategy to respond to identified risks

Our strategy to respond to identified risks includes a range of measures that form part of our due diligence process. We have a communication and escalation process in place to notify and engage, if required, our Group Commercial Director where any potentially significant risks are identified.

We use legal and contractual mechanisms to obligate our In-Scope Suppliers to comply with relevant regulations.

We review In-Scope Supplier responses to the CMRT and follow up with In-Scope Suppliers to request clarification or more complete responses where necessary. Where any risks are identified, we engage with In-Scope Suppliers and request their commitment to corrective actions to manage these risks. We follow up on agreed corrective actions.

If In-Scope Suppliers identify Smelters within our supply chain that are RMI Nonconformant, we ask In-Scope Suppliers to encourage these Smelters to participate in the RMAP process by a specific date, or consider alternate sourcing arrangements.

Through the application of our due diligence process, we strive to reduce the number of RMI Non-conformant Smelters, while continuing to support local economies by allowing the use of materials from Conflict-Affected and High-Risk Areas1, including the Covered Countries, that have been processed by Smelters that are RMI Conformant.

We also participate in wider industry efforts to support responsible sourcing and audit Smelters’ due diligence activities through our membership (member code: VODA) of the RMI (see box below).

1 Definition of Conflict-Affected and High-Risk Areas: www.responsiblemineralsinitiative.org/minerals-due-diligence/riskmanagement/conflict-affected-and-high-risk-areas.

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Participating in the RMI

We participate in industry efforts to support responsible sourcing of minerals as a member of the RMI. The RMI works to validate Smelters as conflict-free and assists companies in making informed decisions about Conflict Minerals in their supply chain. The data that informs certain statements in this declaration, such as the RCOI report, was obtained through our membership of the RMI.

Step 4: Carry out independent third-party audits of Smelter due diligence practices

We do not directly purchase raw minerals, ores or 3TG metals. We are many steps removed from the mines and Smelters that supply the minerals, ores and 3TG metals contained in our products. Therefore, our due diligence efforts rely on cross-industry initiatives, such as the RMI, to conduct audits of Smelters’ due diligence practices.

Step 5: Report annually on supply chain due diligence

In accordance with the Rule and the OECD Due Diligence Guidance, our reporting on Conflict Minerals is publicly available on our website within our Responsible Minerals Report.

DETERMINATION

As we do not directly purchase raw minerals, ores or 3TG metals, we rely on our direct (Tier 1) In-Scope Suppliers to gather information about Smelters in our supply chain.

Vodafone is dedicated to responsible sourcing and we have made progress in reducing the number of non-conformant smelters within our supply chain. However, we acknowledge that some non-conformant smelters are still commonly used across the industry and global supply chain, which presents challenges in removing them from the supply chain to achieve 100% RMI conformance.

We recognise these issues and actively collaborate with our suppliers and industry partners to address these challenges and promote responsible sourcing practices.

We received CMRT responses for the year ended 31 December 2024 from all 57 In-Scope Suppliers (100%). All RMI reference data and supplier information was based on RMI data received as of 10th February 2025.

Based on In-Scope Supplier responses for the year ended 31 December 2024, we have identified 250 Smelters that are on the RMI list of known Smelters. Of these, 93% were either RMI Conformant or RMI Active: 229 are certified as RMI Conformant and three are Active. The remaining 18 Smelters were identified as RMI Non-conformant.

See the Annex for the lists of identified Smelters and their RMAP status.

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We will engage with the In-Scope Suppliers that have identified Non-conformant Smelters as being within their supply chain to either encourage the Smelters to become RMI Conformant through escalatory measures or remove them from the supply chain.

The data provided by In-Scope Suppliers continues to improve with additional Smelter details being included in our In-Scope Suppliers’ CMRT responses. However, there are still gaps in the information provided where suppliers in the supply chain have failed to provide details for all components. Responses from In-Scope Suppliers showed that there are still significant challenges relating to information about the Country of Origin of 3TG metals, and the Smelters from which 3TG metals were sourced. Information received from In-Scope Suppliers regarding their supply chain can be incomplete or potentially erroneous. We will continue engaging with In-Scope Suppliers to improve the completeness and quality of information provided.

Based on the RCOI enquiry and due diligence efforts described above, we have determined that some Conflict Minerals contained in our In-Scope Products originated in Covered Countries. As a result of the incompleteness of some In-Scope Suppliers’ responses received so far through our ongoing due diligence programme, we are unable to determine the origin of all Conflict Minerals contained in all our In-Scope Products.

In line with the OECD risk-based due diligence approach, we ask In-Scope Suppliers to prioritise Smelters identified as high-risk.

CONTINUOUS IMPROVEMENT EFFORTS TO MITIGATE RISK

We are taking a range of steps to enhance the due diligence process and further mitigate any risk that Conflict Minerals used in the company’s products may benefit armed groups.

We are engaging with In-Scope Suppliers to:

•	Encourage them to put a Conflict Minerals policy in place or improve their existing responsible minerals programme;

•	Improve the completeness and quality of information provided, particularly in relation to the identification of Smelters and the Country of Origin of 3TG metals, and in providing CMRT information on Smelters at product level; and

•	Seek their commitment to implement further improvements in relation to due diligence processes, including asking them to reach out to RMI Non-conformant Smelters identified as being within our supply chain to encourage these Smelters to undergo a RMAP audit.

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We will also continue to work with our In-Scope Suppliers to remove RMI Non-conformant Smelters from our supply chain that may experience a change in their RMI conformance status, in addition to ongoing monitoring of the status of Smelters impacted by conflict-related activities in the Covered Countries.

We are participating in industry efforts to address issues related to Conflict Minerals in supply chains, increase the number of Smelters sourcing from the Covered Countries that are conflict-free and improve Country of Origin information.

FORWARD-LOOKING STATEMENTS

This report contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s financial condition, results of operations and businesses and certain of Vodafone’s plans and objectives.

Forward-looking statements are sometimes but not always identified by their use of a date in the future, or such words as ‘will’, ‘may’, ‘plans’, ‘further’, ‘ongoing’ or ‘targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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Annex: List of known smelters

The table lists the Smelters identified through In-Scope Supplier CMRT responses for the year ended 31 December 2024 and their RMAP status as of 10th February 2025.

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Annex: Country of origin information by mineral

The Reasonable Country of Origin Inquiry (RCOI) data as of 10th February 2025 provides reasonable country of origin information for the mined material of conformant smelters and refiners in the Responsible Minerals Assurance Process and gold refiners that have successfully completed a cross-recognised assessment through the London Bullion Market Association (LBMA) or Responsible Jewelry Council (RJC). The following countries of origin were identified.

View our previous reports on conflict minerals here.

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